                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                January 3, 1996
                                ---------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 50 Pages

                           Exhibit Index on Page 10

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)   NAME OF REPORTING PERSON:

      Fidelity National Financial, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. 86-0498599

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]
      (b)        [ ]

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)  SOLE VOTING POWER:  530,489(1)

      (8)  SHARED VOTING POWER:  0

      (9)  SOLE DISPOSITIVE POWER:  530,489(1)

      (10) SHARED DISPOSITIVE POWER:  0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  530,489(1)

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                         [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.5(2)

(14)  TYPE OF REPORTING PERSON:  CO





------------------------

1 Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

2 Based upon 4,605,912 shares of Common Stock outstanding as of January 5, 1996, as disclosed in the Company's Current Report on Form 8-K dated January 5, 1996.

                               Page 2 of 50 Pages

CUSIP NO.:  374503 1 10 0
(1)   NAME OF REPORTING PERSON:

      William P. Foley, II

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]
      (b)        [ ]

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)  SOLE VOTING POWER:  10,000(3)

      (8)  SHARED VOTING POWER: 0

      (9)  SOLE DISPOSITIVE POWER:  10,000(3)

      (10) SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,000(3)

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                       [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14)  TYPE OF REPORTING PERSON:  IN





-------------------------

3 Mr. Foley disclaims beneficial ownership of 530,489 shares of Common Stock held by Fidelity. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

4 Based upon 4,605,912 shares of Common Stock outstanding as of January 5, 1996, as disclosed in the Company's Current Report on Form 8-K dated January 5, 1996.

                               Page 3 of 50 Pages

           This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

           Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

           Of the 540,489 shares of Common Stock to which this Statement relates, (a) 410,000 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 13, 1995 and January 10, 1996, for an aggregate purchase price of $3,045,687.50 (net of brokerage commissions), (b) 120,489 of such shares were purchased between August 9, 1995 and January 4, 1996 by wholly- owned subsidiaries of Fidelity with general working capital funds, for an aggregate purchase price of $872,670.25 (net of brokerage commissions), and (c) 10,000 of such shares were purchased by Mr. Foley with his personal funds on September 27, 1995 for an aggregate purchase price of $72,500 (net of brokerage commissions).

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is hereby amended to add the following:

           (A) On January 3, 1996, the Company filed the First Amended Complaint to its Federal Action (the "First Amended Complaint"). A copy of the First Amended Complaint in the Federal Action is attached as Exhibit 2 hereto and is incorporated herein by reference. In summary, the First Amended Complaint clarifies and adds to the Company's prior allegations. The Company allegations that the Defendants plan to gain control of Rally's assets by forcing Rally's into bankruptcy and then "bottom feeding" off of Rally's choice assets. The Company claims that to accomplish this, Defendants will attempt to purchase 35% of either Rally's or the Company's stock which would trigger a change of control provision in Rally's indenture dated as of March 1, 1993 with respect to its 9-7/8% Senior Notes due June 15, 2000 (the "Senior Notes"). The triggering of such change of control provision would require Rally's to immediately offer to repurchase the Senior Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon. The Company claims that if Rally's were forced to repurchase the Senior Notes, without adequate cash reserves to meet this accelerated obligation, Rally's would most likely be forced into Chapter 11 proceedings. The Company alleges that if Rally's were forced into Chapter 11 proceedings it would facilitate Mr. Foley's plan to have Carl's Jr. purchase





                               Page 4 of 50 Pages

Rally's prime stores and locations at severely discounted prices. The Company further alleges that Defendants hope to pay for the purchase of these assets by stripping the Company of its cash reserves and any tax benefits which the Company might receive if Rally's were to declare bankruptcy.

           Additionally, the Company claims Mr. Foley attempted to expand the alleged Fidelity group by soliciting a stockholder of another fast food restaurant chain, the "Sizzler", to aid in the bid for the Company. The Company alleges that when Mr. Foley spoke to the Sizzler stockholder, he outlined a plan to acquire Sizzler by using cash stripped from the Company to aid in the acquisition of Sizzler. Such cash would also be used to purchase substantial assets of Rally's. The Company claims that Mr. Foley advised the Sizzler stockholder that he had been provided with a confidential "book" on Sizzler and that Sizzler appeared to be a ripe candidate for acquisition.

           The Defendant's will be responding to the Company's complaint in the Federal Action in due course. Fidelity and Mr. Foley believe that the allegations made by the Company in the First Amended Complaint and the Federal Action are totally without merit and intend to defend the Federal Action vigorously.
           (B) The Company issued a press release on January 4, 1996 (the "Press Release"), which indicated that the Company adopted a Shareholder Rights
Plan (the "Rights Plan").   A copy of the Press Release is attached as Exhibit
3 hereto and is incorporated herein by reference. Because the Company has not yet publicly filed the documents relating to the Rights Plan, information contained in this paragraph is based solely on the Press Release. Pursuant to the Rights Plan, if, from and after January 4, 1996, any person becomes the beneficial owner of 15% or more of the Common Stock (with certain exceptions), the Rights Plan will be triggered. Because Burt Sugarman, Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board of Rally's, currently is the beneficial owner of more than 15% of the Common Stock, the rights will be triggered upon the acquisition by Mr. Sugarman of additional shares of the Common Stock, other than acquisitions through stock dividends, stock option plans (presently, Mr. Sugarman has exercisable stock options to purchase 1,899,202 shares of the Common Stock), Company compensation plans and other similar arrangements, which are exempted.

           (C) As disclosed in the Company's Current Report on Form 8-K, dated January 5, 1996, the Company purchased on such date 408,000 shares of Common Stock for an aggregate purchase price of $4,100,400, or $10.05 per share. As of the close of business on January 4, 1996 the closing sales price of the Common Stock, reported by the New York Stock Exchange, was $9.00 per share. Such shares were acquired in two blocks through unsolicited privately negotiated transactions. According to such Form 8-K Report, as of the close of business on January 5, 1996, 4,605,912 shares of Common Stock were outstanding.





                               Page 5 of 50 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is hereby amended to add the following:

           As of the close of business on January 10, 1996, Fidelity was the beneficial owner of 530,489 shares of Common Stock, which constitute in the aggregate 11.5% of the outstanding shares of Common Stock (based on 4,605,912 shares of Common Stock outstanding as of January 5, 1996, as disclosed in the Company's Current Report on Form 8-K dated January 5, 1996). As of the close of business on such date, Mr. Foley was the beneficial owner of 10,000 shares of Common Stock, which constitute in the aggregate .2% of the outstanding shares of Common Stock. Mr. Foley disclaims beneficial ownership of the 530,489 shares of Common Stock beneficially owned by Fidelity and Fidelity disclaims beneficial ownership of the 10,000 shares of Common Stock beneficially owned by Mr. Foley.

           Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect purchases of additional shares of Common Stock by Fidelity since the filing of Amendment No. 2 to the Schedule 13D on January 8, 1996. All such transactions were effected by Fidelity in the open market on the New York Stock Exchange.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Schedule 13D is hereby amended to add the following:

           2. First Amended Complaint filed by the Company on January 3, 1996 in the Federal Action.

           3. Press Release issued by the Company on January 4, 1996 as reported by the PR Newswire Association, Inc.





                               Page 6 of 50 Pages

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 1996
                                   FIDELITY NATIONAL FINANCIAL, INC.



                                   By: /s/ WILLIAM P. FOLEY, II
                                      --------------------------------
                                      Name:  William P. Foley, II
                                      Title: Chairman of the Board and
                                             Chief Executive Officer





                               Page 7 of 50 Pages

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 1996



                                     /s/ WILLIAM P. FOLEY, II
                                   --------------------------------
                                         William P. Foley, II





                               Page 8 of 50 Pages

                                                                     SCHEDULE II

                    Schedule of Transactions in the Shares
                    --------------------------------------

                                   No. of Shares    Price Per
                   Date              Purchased       Share(1)
                   ----            -------------    ---------
FIDELITY:
--------

                 01/08/96               3,500          9.625
                 01/10/96               5,000          8.875

--------------

(1)      Net of brokerage commissions.





                               Page 9 of 50 Pages

                                 EXHIBIT INDEX
                                 -------------


         99.1      First Amended Complaint filed by the Company on January 3, 1996 in
                   the Federal Action                                                             Page 11

         99.2      Press Release issued by the Company on January 4, 1996 as reported by
                   the PR Newswire Association, Inc.                                              Page 49



                              Page 10 of 50 Pages